NEWS RELEASE
OTCQB:CPPXF

Continental Announces Establishment of Joint Bid Group

Jakarta, Indonesia– February 4, 2013 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) an emerging energy company concentrating its efforts in Southeast Asia, today announced that it has entered into a joint bid arrangement with another local industry player to present bids for new Indonesian Production Sharing Contracts (“PSCs”) offered by Indonesian oil and gas authorities in 2013.

The Company's CEO, Richard L. McAdoo said, "We are delighted to have teamed up with a partner whose Indonesian oil and gas business strengths and experience are wholly complementary with our own. Continental's long history of Indonesian oil and gas experience and geological knowledge, particularly in Northeast Kalimantan, provide our bid group with a decided competitive advantage. For competitive risk reasons, we will not be disclosing further details of our bid group or of any PSCs that we decide to pursue.”

On behalf of the Company,

Robert V. Rudman, C.A.

Chief Financial Officer

Source:	Continental Energy Corporation
Media Contacts:	Robert Rudman, CFO, +1-561-779-9202, rrudman@continentalenergy.com
Further Info:	www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements

Statements in this news release that are not historical are forward looking statements. Forward looking statements in this news release include Continental's long history of Indonesian oil and gas experience and geological knowledge, particularly in Northeast Kalimantan, provide a decided competitive advantage. Factors which may cause actual results to be substantially different from those forward looking statements include that our bid group may not be successful in being granted production sharing contracts, the costs of developing projects may be much greater than our resources, we may not be able to raise adequate funding to participate meaningfully or pay our share of costs, and despite promising results, even if we can procure contracts, we may be unable to profitably commercialize or operate them. Readers should also refer to the risk disclosures outlined in disclosure documents filed by other early stage energy companies with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.